Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

February 20, 2019

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Nuveen Core Equity Alpha Fund (the “Registrant” or the “Fund”)

File Nos. 333-228049 and 811-22003

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on February 14, 2019 to the Fund’s initial registration statement on Form N-2, which was filed on October 30, 2018 for the purpose of registering additional common shares of the Fund. The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

PROSPECTUS

1.

Comment: Please disclose, in the Prospectus Summary and under “The Fund’s Investments – Investment Objective and Policies,” that the rebalancing technique employed by Intech is likely to result in a higher portfolio turnover rate and related expenses compared to a “buy and hold” fund strategy.

Response: The requested disclosure has been added.

2.

Comment: The Staff noted disclosure stating that the Fund’s policy with respect to derivatives is that NFALLC and NAM may “deviate from the Fund’s investment guidelines by implementing a hedging strategy using derivatives and other instruments, including options, futures contracts, index futures and total return swaps.” The Staff also noted other disclosure stating that the Fund may “enter into various types of derivatives transactions, including options, futures contracts, index futures and total return swaps and other

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Elisabeth Bentzinger

February 20, 2019

derivative instruments consistent with the Fund’s investment objective and policies.” Please reconcile the underlined portion of these disclosures. In addition, please revise the disclosure to distinguish between derivative instruments the Fund may use as part of its principal and non-principal strategies.

Response: The disclosure has been revised accordingly.

3.	Comment: In the first paragraph under “Financial Highlights,” please consider revising the third sentence to reverse the order in which the dates are listed.

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that the order in which the Fund’s financial highlights information is shown in the table following the paragraph is consistent with the way in which the sentence is currently written.

4.

Comment: Under “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives – Segregation of Assets,” please disclose that, to the extent the Fund enters into offsetting transactions with respect to certain obligations, it will do so in a manner consistent with existing guidance from the SEC and its staff.

Response: The requested disclosure has been added.

5.

Comment: It is the Staff’s view that a number of the risk factors included under “Risks” are not principal risks of the Fund and should therefore be removed from this section of the Prospectus. Such risk factors include Market Disruption and Geopolitical Risk, Impact of Offering Methods Risk, Derivatives Risk, Hedging Risk, Borrowing Risk, Counterparty Risk, Repurchase Agreement Risk, Inflation Risk, Deflation Risk, Certain Affiliations, and Cybersecurity Risk.

Response: The Registrant respectfully declines to make the requested change. The Registrant notes that Item 8.3.a of Form N-2 requires that a registrant “discuss the principal risk factors associated with investment in the Registrant specifically as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Registrant’s” (emphasis added). The Registrant believes that its disclosure is consistent with the requirements of this item. Notwithstanding the foregoing, the Registrant has determined to reorder certain risk disclosure to ensure proper emphasis is placed on those risk disclosures considered to be most pertinent to the Fund and its investment strategies.

6.

Comment: Under “Management of the Fund – Investment Adviser, Sub-Advisers, and Portfolio Managers – Intech Investment Management LLC,” please ensure the correct business address for Janus Henderson Group plc is disclosed.

Response: The requested change has been made.

Elisabeth Bentzinger

February 20, 2019

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If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Gifford Zimmerman

Mark Winget